December 2, 2005

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

CF/AD 5

100 F Street, N.E.

Washington, DC  20549-3561

Re:

EGL, Inc.

File No. 000-27288

Form 10-K for the fiscal year ended December 31, 2004

Dear Mr. Humphrey:

We hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the following information intended to be responsive to the comments set forth in the letter dated November 9, 2005, from the Staff to Elijio V. Serrano.  For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment.

As requested in the Staff’s letter, we hereby acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in our filings;

•

Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•

we may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis – Results of Operations – 2004 versus 2003, page 30

1.

SEC Comment:  We note that you have explained your decrease in margins as partially attributable to fuel surcharges absorbed by the business.  This appears to imply that you

  Mr. David Humphrey

Securities and Exchange Commission

December 2, 2005

attempt to pass on increases in fuel costs via fuel surcharges, and that these are not always recoverable.  If our understanding is correct, revise your disclosure in future filings to quantify these surcharges and discuss the extent to which they have covered any fuel cost increases for which you are responsible.

EGL Response:  Your understanding is correct in that we attempt to pass on increases in fuel costs by our carriers via fuel surcharges to our customers.  As fuel costs increased substantially during 2004, we performed an internal review of all customer contracts and identified certain contracts that did not allow for any or only partial recovery of fuel surcharges from our carriers.  Our comments in the 10-K are based upon specific customer contracts where fuel surcharge shortfalls were identified during our internal review.  We then proceeded to re-negotiate these specific customer contracts to allow for greater recovery of fuel surcharges, but we have not been successful in passing along all of our increased fuel costs to our customers.  However, due to the fact that both charges from our carriers and billings to our customers are often based on “all in” rates (i.e., rates that are inclusive of all charges, including security, fuel, war risk, etc.), we are not able to quantify, in total, amounts billed to our customers for fuel surcharges and costs incurred by us for increased fuel charges from our carriers.  Accordingly, we have not disclosed amounts related to fuel surcharges.

Liquidity and Capital Resources

Disclosures about Contractual Obligations and Commercial Commitments, page 40

2.

SEC Comment:  As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates.  If you elect to include them, you may determine the appropriate methodology to estimate the interest payments.  Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.  If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

EGL Response:  We will revise future filings to include scheduled interest payments on long-term debt in the Disclosures about Contractual Obligations and Commercial Commitments table as well as a footnote to the table stating we have done so and the methodology used for estimating interest expense for our variable rate debt.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

3.

SEC Comment:  We note that you have presented $4.329 million of “Issuance/(Repayment) of Debt” in cash flows from financing activities. It is unclear why net presentation of changes

  Mr. David Humphrey

Securities and Exchange Commission

December 2, 2005

in your debt balances is appropriate.  Supplementally explain to us your basis in GAAP for presenting the changes in your long term debt balance as net on your statement of cash flows and provide us with a breakdown of such changes, or revise your presentation in future filings to present the gross amount of changes in long term debt.  Refer to paragraphs 11-13 of SFAS 95.

EGL Response:  We will revise future filings to present the gross amount of changes in long-term debt on our statement of cash flows for all periods presented.  As permitted by SFAS 95, we will continue to present issuance and repayments of debt where the original maturity is three months or less on a net basis.

Note 1 – Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-14

4.

SEC Comment:  You recognize revenues and freight consolidation costs when freight is received from the customer (domestic) or when freight is tendered to the carrier (international) based on method 2 in EITF 91-9. Although this EITF consensus only specifies that method 1 is not acceptable and the SEC Observer solely stated that a change from method 1 to method 2 would not be appropriate, method 2 is not a preferable method.  It is staff position that registrants that use method 2 must demonstrate that the effect of using method 2 over a preferable method has not been materially different on a quarterly and annual basis. In this regard, disclosure in the financial statements should be expanded to provide management’s representation that the use of method 2 over a preferable method has not materially impacted the historical financial statements on both a quarterly and annual basis.  In the alternative, if material, registrant’s should change to a preferable method.  Please revise accordingly.

EGL Response:  We have reviewed the guidance with regards to revenue recognition for freight service companies, including EITF 91-9: Revenue and Expense Recognition for Freight Services in Process and the Miller Guide to Revenue Recognition 2004 by Scott A. Taub, acting Chief Accountant of the Securities and Exchange Commission.  In EITF 91-9, the EITF concluded that four of five methods of accounting for freight services are acceptable.  We follow method 2 in EITF 91-9 whereby revenue is recognized “when freight is received from the shipper or when freight leaves the carrier’s terminal with accrual of the estimated direct costs to complete delivery of freight-in-transit.”  As set forth in the Miller Guide to Revenue Recognition 2004, “Freight carriers may use this method of accounting because the EITF deemed it acceptable, but other companies should not analogize to this guidance to support revenue recognition before performance.”  EITF 91-9 also provides that the AcSEC concluded that “the use of any of the other identified accounting methods would not result in a material difference in reported net income.”  Neither EITF 91-9 nor the Miller Guide states that a company should demonstrate that the use of the less acceptable method is not materially different than a more preferred method.  The Miller Guide to Revenue Recognition 2004 does state that “Because there are multiple acceptable revenue recognition policies that freight companies may adopt, these companies should disclose their choice of

  Mr. David Humphrey

Securities and Exchange Commission

December 2, 2005

policy,” which we do.  Additionally, we have been unable to identify the staff position requiring we demonstrate that the effect of using method 2 over a preferable method has not been materially different on a quarterly and annual basis.  We have also reviewed the disclosures of some of our competitors that use the same accounting method and have not seen where any of them have made a representation that the use of method 2 over a preferable method has not materially impacted the historical financial statements.  Therefore, we believe our method is acceptable and our revenue recognition disclosure meets the applicable disclosure requirements.

Very truly yours,

/s/ Elijio V. Serrano

Elijio V. Serrano

Chief Financial Officer